UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------
                                   FORM 6-K
                               ----------------

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                September 1, 2006
               Date of Report (Date of Earliest Event Reported)


                               ----------------


                           Embotelladora Andina S.A.
            (Exact name of registrant as specified in its charter)
                         Andina Bottling Company, Inc.
              (Translation of Registrant's name into English)

                           Avenida Andres Bello 2687
                              Piso 20, Las Condes
                                Santiago, Chile
                    (Address of principal executive office)

                               ----------------

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                      Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                            Yes _______ No ___X____

 Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                            Yes _______ No ___X____

 Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under
                     the Securities Exchange Act of 1934
                            Yes _______ No ___X____

                                ----------------

                                MATERIAL EVENT


CORPORATE NAME            :        EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY       :        00124

TAXPAYER I.D.             :        91.144.000-8


-------------------------------------------------------------------------------

The following is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.B.3 of General Rule No. 30 of the Superintendence of Securities and
Insurance:

At its regular session held August 29 of the current year, the Board approved the commercial terms and conditions in order for the Company to enter into an agreement with Empresas Iansa S.A. and/or its subsidiary Iansagro S.A. for the supply and delivery of sugar for the 2007-2009 period amounting to 172,000 tons based on a pricing structure involving a payment of a fixed price for 50,000 tons and a variable price for the remaining volume. The price will be determined in accordance with the international variation of the price of sugar within a range that will be established in the agreement which would be subscribed, in accordance with the current future prices of sugar for each one of the referred years (resulting from the market conditions currently prevailing for operations of this nature).

The agreement setting forth the approved terms and conditions is currently being drafted and will be duly reported to the Superintendence and the market once entered into the parties thereof.


Santiago, August 30, 2006



(Signed)
Pedro Pellegrini Ripamonti
Corporate Legal Officer

                                  SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

                                            EMBOTELLADORA ANDINA S.A.


                                            By: /s/ Osvaldo Garay
                                            Name:   Osvaldo Garay
                                            Title:  Chief Financial Officer

Santiago, September 1, 2006